Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Heritage Distilling Group, Inc. on Form S-4 of our report dated March 31, 2022, which includes an explanatory paragraph as to the ability of Better World Acquisition Corp. (the “Company”) to continue as a going concern, with respect to our audits of the financial statements of the Company as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and for the period from August 5, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

February 14, 2023